ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

May 24, 2016
Justin Hebenstreit (415) 315-2344 Justin.Hebenstreit@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Deborah D. Skeens, Esq.

Re:	AllianzGI Institutional Multi-Series Trust (Registration No. 811-22975)—Responses to Comments on Amendment No. 4 to Registration Statement Filing on Form N-1A filed on January 28, 2016

Dear Ms. Skeens:

I am writing on behalf of AllianzGI Institutional Multi-Series Trust (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Amendment No. 4 to the Registration Statement on Form N-1A (“Amendment No. 4”), which was filed with the Commission on January 28, 2016 in connection with the annual update of the Trust’s Registration Statement for all of its series (each, a “Portfolio” and, together, the “Portfolios”). On March 4, 2016, you provided, via telephone, oral comments of the Staff of the Commission regarding Amendment No. 4. The following sets forth each of the Staff’s comments followed by the Trust’s responses thereto. Capitalized terms not defined herein shall have the same meaning ascribed to them in the Private Placement Memoranda (each a “PPM” and, together, the “PPMs”) or the Statement of Additional Information (“SAI”), as applicable, in the Registration Statement.

To the extent responses below indicate that changes will be made in response to the Staff’s comments, those changes will be reflected in the next amendment to the Trust’s Registration Statement, and no later than the next annual updating amendment.

General

1.	Comment: Please confirm supplementally that all required information, including all required exhibits, was filed in Amendment No. 4.

Response: The Trust confirms that all required information, including all required exhibits, was filed in Amendment No. 4.

PPMs

Fees and Expenses

2.	Comment: The Staff notes that the Portfolios’ Annual Fund Operating Expenses tables include a footnote that states: “Under the Expense Limitation Agreement, the Manager may recoup waived or reimbursed amounts for three years, provided total expenses, including such recoupment, do not exceed the annual expense limit. The Expense Limitation Agreement is terminable by the Trust upon 90 days’ prior written notice to the Manager or at any time by mutual agreement of the parties.” Please confirm that each Portfolio’s expense recoupments are applied in accordance the accounting guidelines discussed in the 2009 Investment Companies Industry Developments Audit Risk Alert (ARA-INV.73) (the “Audit Risk Alert”), which state that recapture provisions in an investment adviser’s expense limitation agreement should be limited to the lesser of (1) the expense cap in effect at the time of the waiver and (2) the expense cap in effect at the time of recapture.

Response: The Trust confirms that each Portfolio’s expense recoupments are applied in accordance with the guidance set forth in the Audit Risk Alert. The Trust notes further that the referenced footnotes accurately describe the related expense limitation agreements. The Trust will continually monitor amounts subject to recoupment against both the original expense cap in effect at the time the expenses were waived and/or reimbursed, as well as against the current expense cap.

3.	Comment: The Staff notes that the following language is included in a footnote to the Annual Portfolio Operating Expenses table in each Portfolio Summary: “The Expense Limitation Agreement is terminable by the Trust upon 90 days’ prior written notice to the Manager or at any time by mutual agreement of the parties.” Please delete the referenced language if this provision operates to make the obligations under the Expense Limitation Agreement into voluntary undertakings.

Response: The Trust respectfully submits that the ability of the Expense Limitation Agreement to be terminated by the Trust upon a vote of the Board of Trustees, provided that 90 days’ prior written notice is given to the Manager prior to the date of such termination, is a standard provision in expense limitation agreements throughout the mutual fund industry, serves to aid the Board of Trustees in discharging their fiduciary duties to the Trust, and does not make the Manager’s obligations thereunder voluntary.

Additionally, the Trust notes that the referenced language was included in the footnote to the Annual Portfolio Operating Expenses table in each Portfolio Summary in response to a comment received from the Staff several years ago with respect to Allianz Funds Multi-Strategy Trust (“MST”), an open-end investment company in the same fund complex as the Trust.1

Principal Investment Strategies and Principal Risks

4.	Comment: Please confirm supplementally whether any of the Portfolios currently invests or intends to invest in contingent convertible securities, either as a principal investment strategy or as an additional strategy. If a Portfolio currently invests in contingent convertible securities, please disclose supplementally the amount the Portfolio currently invests in such securities. To the extent that a Portfolio invests or intends to invest in contingent convertible securities, please consider adding appropriate disclosure about such investments. The type and location of such disclosure will depend on (i) the extent to which the Portfolio invests in contingent convertible securities and (ii) the characteristics of the contingent convertible securities in which the Portfolio will invest. If a Portfolio invests or intends to invest in contingent convertible securities as a principal investment strategy, please add appropriate discussion and corresponding risk disclosure to the “Principal Investment Strategies” section of the Portfolio Summary and the Portfolio’s Item 9 disclosure.

Response: The Trust confirms that the Portfolios do not currently invest in contingent convertible securities, nor do they intend to do so in the future.

5.	Comment: The Staff notes that disclosure in the “Principal Investment Strategies” section of each Portfolio Summary states that the Portfolio may utilize certain derivative instruments. Please confirm supplementally that the Trust has considered the relevant observations of the Staff regarding derivatives-related disclosure as set forth in its letter dated July 30, 2010 to Karrie McMillan, Esq., General Counsel of the Investment Company Institute.

Response: The Trust confirms that it has considered the relevant observations of the Staff regarding derivatives-related disclosure as set forth in its letter dated July 30, 2010 to Karrie McMillan, Esq., General Counsel of the Investment Company Institute, specifically with respect to disclosing (1) the types of derivatives in which the Portfolio may invest, (2) the specific purpose for using such derivatives, and (3) the extent to which such derivatives will be utilized.

[1]	On November 23, 2013, MST filed a letter in response to comments received from the Staff on September 13, 2013 on Post-Effective Amendment No. 53 to MST’s Registration Statement on Form N-1A. Among the Staff’s comments was a request to “please indicate who can terminate the expense limitation agreement and under what circumstances.” In response to this comment, MST began including the above-referenced language in the footnote to its funds’ fee tables beginning with Post-Effective Amendment No. 54, filed November 25, 2013.

6.	Comment: If derivatives may be taken into account in assessing compliance with a Portfolio’s 80% test under Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Rule 35d-1 Policy”), please describe how derivatives are included or counted for purposes of the Portfolio’s Rule 35d-1 Policy and describe how they will be valued. Please note that the Staff’s position is that the derivative’s market value should be used to include or count the derivative for purposes of the Portfolio’s Rule 35d-1 policy.

Response: For purposes of determining compliance with its Rule 35d-1 Policy, a Portfolio may account for a derivative position by reference to either its market value or notional value, depending on the circumstances. In many instances, a Portfolio will count only the market value of a derivative instrument toward its Rule 35d-1 Policy. However, consistent with the purposes of Rule 35d-1, the Trust reserves the flexibility to use a derivative contract’s notional value when it believes notional value is the best measure of the economic exposure the derivatives contract provides to investments that are consistent with the Portfolio’s name. For example, a fund with the word “bond” in its name might appropriately use the notional value of a long position in a bond futures contract for purposes of measuring the fund’s compliance with its Rule 35d-1 Policy. This is because the potential performance impact of holding a long position in a bond futures contract would be viewed as significantly linked to its notional value, substantially more so than to its market value. The Trust notes that rigid use of the market values of derivatives contracts for Rule 35d-1 purposes, without regard to economic exposure, would not only serve to prevent funds with appropriate economic exposure to a given type of investment from satisfying their Rule 35d-1 Policies, it would also permit funds with economic exposures very different from their names to comply with their Rule 35d-1 Policies. For example, a fund with “equity” in its name that invests 90% of its assets in equities, but hedges out all of its equity exposure with index futures (but uses a market-value test with respect to those futures), would satisfy its Rule 35d-1 Policy notwithstanding that it had practically no economic exposure to equity investments.

The Trust notes that disclosure in the section of the PPMs titled “Characteristics and Risks of Securities and Investment Techniques–Capitalization Criteria, Percentage Investment Limitations and Alternative Means of Gaining Exposure” currently states:

Unless otherwise stated, all market capitalization criteria and percentage limitations on Portfolio investments listed in this Private Placement Memorandum will apply at the time of investment. The Portfolio would not violate these limitations unless an excess or deficiency occurs or exists immediately after and as a result of an investment. Unless otherwise indicated, references to assets in the percentage limitations on the Portfolio’s investments refer to total assets. Unless otherwise stated, if the Portfolio is described as investing in a particular type of security or other instrument, either generally or subject to a minimum investment percentage, the Portfolio may make such investments either directly or by gaining exposure through indirect means, such as depositary receipts, derivatives, placement warrants or other structured products. Such exposure may be achieved through a combination of multiple instruments or through a combination of one or more investment instruments and cash or cash equivalents.

7.	Comment: The Staff notes that disclosure in the “Principal Investment Strategies” section of each Portfolio Summary states that the Portfolio may utilize certain derivative instruments. Please revise this disclosure to include the specific purpose of such derivative investments (for example, for purposes of investment or for hedging).

Response: The Trust believes the PPMs and SAI contain adequate disclosure relating to the Portfolios’ use of derivatives. Current disclosure in the section of the PPMs titled “Characteristics and Risks of Securities and Investment Techniques–Derivatives” states:

Derivatives may be used for a variety of reasons, including for risk management, for leverage and to indirectly gain exposure to other types of investments. For example, the Portfolio may use derivative instruments (such as securities swaps) to indirectly participate in the securities market of a country from which the Portfolio would otherwise be precluded for lack of an established securities custody and safekeeping system or for other reasons.

[ . . . ]

The Portfolio’s use of derivative instruments involves risks different from, or greater than, the risks associated with investing directly in securities and other more traditional investments, and the use of certain derivatives may subject the Portfolio to the potential for unlimited loss. A description of various risks associated with particular derivative instruments is included in “Investment Objectives and Policies” in the Statement of Additional Information. The following provides a more general discussion of important risk factors relating to all derivative instruments that may be used by the Portfolio.

In light of existing disclosure relating to the reasons why the Portfolios may use derivatives and risks associated with each, the Trust respectfully submits that its current disclosure remains appropriate.

8.	Comment: The Staff notes that Turnover Risk is included as a principal risk of each Portfolio and requests that a statement to the effect that the Portfolio may engage in frequent trading be included in the “Principal Investment Strategies” section of the Portfolio Summary of each Portfolio.

Response: The Trust notes that Item 3 of Form N-1A requires each Portfolio to define portfolio turnover, explain its effects on Portfolio performance, and provide the portfolio turnover rate during the most recent fiscal year. Given that this disclosure is required for all Portfolios, including Portfolios that do not engage in frequent trading as a principal investment strategy, the Trust believes that the inclusion of Turnover Risk is appropriate for all Portfolios, regardless of whether a Portfolio engages in frequent trading as a principal investment strategy, and respectfully declines to make the requested change.

9.	Comment: The Staff notes that the section of the “Credit and Counterparty Risk” disclosure addressing investments in fixed income securities, repurchase agreements and loans of portfolio securities does not appear to correspond to the “Principal Investment Strategies” disclosure in the applicable Portfolio Summary or the Portfolios’ Item 9 disclosure, as the Staff believes such risks are normally associated with funds that invest in fixed-income securities and the Staff notes that the Portfolios invests primarily in equity securities. Please remove the referenced disclosure if it does not correspond to a principal investment strategy of the Portfolios, or otherwise explain supplementally why such disclosure is appropriate for the Portfolios.

Response:

The Trust has reviewed the referenced disclosure and notes that the risk disclosure included in each PPM is also used in the PPMs for each series of the Trust (some of which invest in fixed income securities and/or engage in short sales of fixed-income securities as a principal investment strategy and which will contain related investment strategy language). The Trust believes that including risk disclosure that is consistent for each series of the Trust is helpful to investors and adequately describes the range of risks associated with each type of investment and therefore respectfully declines to make the requested change. Additionally, the Trust notes that a Portfolio may be exposed to the each of the risks described in “Credit and Counterparty Risk” through its investments in derivative instruments.

10.	Comment: The Staff notes that, for the Portfolios that include Currency Risk as a principal risk of the Portfolio, the disclosure does not state whether the Portfolio may invest in non-U.S. denominated securities. Please consider revising Currency Risk disclosure to indicate that foreign issuers may denominate their securities in currencies other than the U.S. dollar.

Response: The Trust believes that its Currency Risk disclosure is comprehensive of the risks associated with foreign currencies and therefore declines to make the requested change. The Trust’s Currency Risk disclosure currently states:

Portfolios that invest directly in foreign (non-U.S.) currencies, or in securities that trade in, or receive revenues in, foreign currencies, or in derivatives that provide exposure to foreign currencies are subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged. Currency rates may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or non-U.S. governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad. As a result, the Portfolio’s exposure to foreign currencies, including investments in foreign currency-denominated securities, may reduce the returns of the Portfolio. The local emerging market currencies in which the Portfolio may be invested from time to time may experience substantially greater volatility against the U.S. dollar than the major convertible currencies of developed countries.

In addition, the Trust notes that the “Non-U.S. Securities” disclosure in the “Characteristics and Risks of Securities and Investment Techniques” section of each PPMs states: “The Portfolio may invest in non-U.S. securities. […] Changes in foreign exchange rates also will affect the value of securities denominated or quoted in foreign currencies.” The Trust believes that the above-referenced disclosure is sufficiently clear to indicate to investors that the Portfolios may invest in non-U.S. denominated securities and that foreign issuers may denominate their securities in currencies other than the U.S. dollar.

11.	Comment: The Staff notes that each Portfolio includes Focused Investment Risk as a principal risk despite not including corresponding disclosure in its respective Portfolio Summary stating that the Portfolio may focus its investments on a limited number of issuers, sectors, industries or geographic regions. Please explain why Focused Investment Risk is an appropriate risk for the Portfolios; or, alternatively, please revise the disclosure in the “Principal Investment Strategies” section of each Portfolio Summary and the corresponding disclosure in the “Principal Investments and Strategies of the Portfolio” section of the PPMs to indicate that the Portfolios may focus its investments on a limited number of issuers, sectors, industries or geographic regions.

Response: The Trust believes Focused Investment Risk is appropriate for each Portfolio that includes it as a principal risk because the securities and markets in which each such Portfolio primarily invests (e.g., markets relating to equity securities and equity-related investments, fixed-income securities and related instruments, and other investments) have in the past and may in the future experience extreme volatility and disruption, such as during the financial crisis of 2008-2009 and its aftermath. A Portfolio, despite being diversified across individual issuers prior to such a disruption, may as a result become temporarily heavily weighted in, and thus exposed to the risks associated with, a small number of issuers, sectors, industries or geographic regions. Additionally, as disclosed in the “Summary of Principal Risks” section of the PPMs, Focused Investment Risk is not limited to non-diversified Portfolios or to diversified Portfolios investing in a relatively small number of issuers, because natural phenomena such as weather emergencies, natural disasters and climate change (and related international regulation and accords) can materially affect certain geographic regions, issuers and industries, the risks of which, the Trust believes, may adversely impact each Portfolio, including diversified Portfolios, which typically have investments in the securities of a relatively large number of issuers.

12.	Comment: The Staff states that disclosure provided in response to Item 4(a) of Form N-1A should not be identical to the disclosure provided in response to Item 9(b) and points the Trust to the Staff’s June 2014 IM Guidance Update (No. 2014-08) (“2014 Mutual Fund Disclosure Guidance”), which sets forth the Staff’s observations about this issue. Please revise as applicable or otherwise confirm that the disclosure provided for each Portfolio in response to Item 4(a) is tailored so that it summarizes the disclosure provided for the same Fund in response to Item 9(b).

Response: The Trust notes that each Portfolio’s Item 4 disclosure has been tailored to summarize the corresponding information provided in response to Item 9(b) of Form N-1A and is therefore appropriately responsive to the requirements of Item 4(a) and related Commission and Staff guidance, including the 2014 Mutual Fund Disclosure Guidance. The Trust notes that none of the Portfolio Summaries are identical to the corresponding Item 9(b) disclosure, although much of the language in each Portfolio Summary conforms to the corresponding Item 9(b) disclosure.

13.	Comment: The Staff notes that the introductory paragraph to the “Summary of Principal Risks” section in each PPM includes the following sentence: “The Portfolio may be subject to additional risks other than those described below because the types of investments made by a portfolio can change over time.” Please remove this sentence. It should not be necessary, given that the Trust would be required to update the PPMs in the event of a material change in the principal investment strategies and principal risks of any Portfolio.

Response: The Trust respectfully declines to make the requested change. The Trust notes that new risks may emerge as a result of unforeseen market, economic, geopolitical, company-specific or other developments. The Trust therefore believes that the sentence referenced by the Staff is both accurate and helpful to investors, as it provides notice that additional risks may emerge in the future even though they are not currently disclosed as principal risks. The Trust notes further that the referenced disclosure refers to only “additional risks” and not additional principal risks, and the Trust believes that putting investors on notice that additional risks other than the stated principal risks may affect the Portfolio is helpful to investors and compliant with Form N-1A.

14.	Comment: Please confirm that each Portfolio segregates an appropriate amount of assets to cover its obligations in connection with total return swaps, consistent with SEC Concept Release No. IC-29776 (August 31, 2011). Additionally, if a Portfolio intends to write credit default swaps as part of its principal investment strategies, please confirm that the Portfolio will segregate assets equivalent to the full notional value of the credit default swaps.

Response: The Trust evaluates the Portfolios’ derivative positions for purposes of asset segregation, including in connection with total return swaps, based on the value of the Portfolio’s obligation under the derivatives instrument (which may include market value or notional value, depending on the circumstances), in a manner the Trust believes is consistent with Investment Company Act Release No. 10666 (April 18, 1979) and related guidance issued by the Staff. The Trust notes that the Commission proposed rule changes in December 2015 that relate to this topic, and that, if adopted, would affect the Portfolio’s future approach to segregation.

Additionally, the Trust confirms that, as described in the section of the SAI titled “Investment Objectives and Policies—Derivative Instruments,” each Portfolio applies the following test: “[i]n connection with credit default swaps in which a Portfolio is the seller, the Portfolio will typically segregate or ‘earmark’ cash or liquid assets, or enter into certain offsetting positions, with a value at least equal to the full notional amount of the swap (minus any amounts owed to the Portfolio).”

How to Buy and Sell Shares

15.	Comment: Please delete the following disclosure in this section of the PPMs: “When you sell (redeem) shares, you receive an amount equal to the NAV of the shares, minus any applicable fees (Portfolio shares are not currently subject to a contingent deferred sales charge).”

Response: The Trust has reviewed the referenced disclosure and notes that it was added to the PPMs in response to a comment previously received from the Staff. Further, the Trust believes the referenced disclosure is accurate, helpful to investors and compliant with Form N-1A, and therefore respectfully declines to make the requested change.

Characteristics and Risks of Securities and Investment Techniques

16.	Comment: Please revise this section to distinguish between principal and non-principal strategies.

Response: The Trust respectfully submits that the disclosure in the section of each PPM titled “Characteristics and Risks of Securities and Investment Techniques” is currently presented in a user-friendly and Form-compliant manner. The specific principal investment strategies applicable to the Portfolio are described in the Portfolio’s Portfolio Summary and are reiterated and expanded upon in the section titled “Principal Investments and Strategies of the Portfolio.” Further, the introduction to the section titled “Characteristics and Risks of Securities and Investment Techniques” currently states: “This section provides additional information about some of the principal investments and related risks of the Portfolio identified under “Principal Investments and Strategies of the Portfolio” and “Summary of Principal Risks” above.”

Because the principal investment strategies of the Portfolio are already clearly identified in multiple locations in each PPM, the Trust believes that further distinguishing between principal and non-principal strategies in the section titled “Characteristics and Risks of Securities and Investment Techniques” would increase the size of each PPM without enhancing the quality of the principal risk disclosure, a change which could be in tension with Rule 421(b)(4) under the Securities Act of 1933, as amended (the “Securities Act”).

17.	Comment: In addition to the disclosure included in the sub-section of the PPMs titled “Senior and Other Bank Loans,” please include appropriate disclosure in response to Item 4(a) of Form N-1A if a Portfolio may invest in senior and other bank loans as part of its principal investment strategies.

Response: The Trust confirms that investments in senior and other bank loans are not a principal investment of the Portfolios, and therefore the Portfolios do not intend to revise their respective Item 4(a) disclosures in response to this comment.

18.	Comment: Please move the disclosure in the sub-section titled “Changes in Investment Objectives and Policies” to each Portfolio’s Item 9 disclosure.

Response: The Trust respectfully submits that the current location of the disclosure regarding changes in investment objectives and policies is appropriate and compliant with Form N-1A. The Trust believes the information included in the “Changes in Investment Objectives and Policies” section of each PPM does not describe the investment objectives, principal investment strategies or related risks particular to the Portfolio described in the PPM, and therefore, is not responsive to Item 9, which requires a description of the Portfolio’s investment objectives and how the Portfolio intends to achieve its investment objectives. Instead, the referenced disclosure simply includes certain generic disclosure about how the investment objectives described in Item 9 may be changed and the relevant notice and approval requirements associated with such changes. Therefore, the Trust intends to keep the referenced disclosure in its current location.

AllianzGI Discovery U.S. Portfolio and AllianzGI Global Small-Cap Opportunities Portfolio (for purposes of the following Comments and Responses, each a “Portfolio” and together, the “Portfolios”)

Principal Investment Strategies and Principal Risks

19.	Comment: The Staff notes that both of these Portfolios may invest in exchange-traded funds (“ETFs”) as a principal investment strategy. Please either add acquired fund fees and expenses to each Portfolio’s Annual Portfolio Operating Expenses table or explain supplementally why acquired portfolio fees and expenses should not be included.

Response: As of the date of the PPMs, neither of these two Portfolios has invested in ETFs, and therefore neither has incurred any “acquired fund fees and expenses” within the meaning of Form N-1A. The Trust confirms that should the Portfolios incur expenses from investments in ETFs in the future, such expenses will be reflected in the fee table under the heading “Acquired Portfolio Fees and Expenses.” The Trust notes that the following disclosure regarding the treatment of any acquired fund fees and expenses incurred in the future is included in the “Investment in Other Investment Companies” sub-heading in the “Characteristics and Risks of Securities and Investment Techniques” section of the PPMs:

To the extent the estimated fees and expenses of the Portfolio attributable to investment in investment companies, or in companies that rely on certain exemptions from the definition of that term, exceed 0.01% of the Portfolio’s average net assets (without taking into account expenses from investing cash collateral for securities loans), those amounts are reflected in the Portfolio’s expense table in the Portfolio Summary under the heading “Acquired Portfolio Fees and Expenses.” Acquired Portfolio Fees and Expenses do not include expenses associated with investments in the securities of unaffiliated investment companies unless those companies hold themselves out to be investment companies.

20.	Comment: Please revise each Portfolio’s principal risk disclosure to address the risk posed by investments in ETFs.

Response: The Trust respectfully submits that its current risk disclosure regarding investments in ETFs is both accurate and complete and therefore declines to add an additional risk factor which individually addresses the risk posed by investments in ETFs. As described in each PPM, the Portfolios may invest in ETFs as a part of their principal investment strategies. However, the Portfolios do not currently invest significantly in ETFs, nor do they intend to do so in the future. Given the current and expected use of ETFs by the Portfolios, the Trust does not believe that the risks posed to the Portfolios by investing in ETFs would rise to the level of necessitating a stand-alone ETF risk factor for the Portfolios. Additionally, the Trust notes that “Underlying Fund and Other Acquired Fund Risks” is currently listed as a principal risk of AllianzGI Discovery U.S. Portfolio. The Trust believes the such risk disclosure, in particular the following language, adequately describes the risk of investing in ETFs: “The Portfolio will be affected by factors, risks and performance specific to ETFs and mutual funds and pooled vehicles (together, “Other Acquired Funds”) other than certain affiliated mutual funds and exchange-traded funds (ETFs) sponsored by Allianz and Pacific Investment Management Company LLC (“PIMCO”) (the “Underlying Funds”).” “Underlying Fund and Other Acquired Fund Risks” will be added as a principal risk of AllianzGI Global Small-Cap Opportunities Portfolio in a future Registration Statement update.

AllianzGI Global Small-Cap Opportunities Portfolio (for purposes of the following Comments and Responses, the “Portfolio”)

Principal Investment Strategies and Principal Risks

21.

Comment: The Staff notes that the Portfolio’s investment objective is tied to companies with market capitalizations no larger than those of companies included in the MSCI ACWI Small Cap Index, which had capitalizations of up to $7.4 billion as of December 31, 2015.

Please consider revising the Portfolio’s investment objective so that the definition of “small-cap” is tied to a more reasonable capitalization range, or explain supplementally why a capitalization of $7.4 billion would be considered “small-cap.”

Response: The Trust submits that its use of the market capitalization range of the MSCI ACWI Small Cap Index for the Portfolio is both reasonable and helpful to investors. The Trust notes that the ACWI Small Cap Index is a standard index used by many funds throughout the industry to define “small-cap” companies, and that 80% of the Portfolio’s total assets as of December 31, 2015 were in equities of companies of less than $8.46 billion in market capitalization. The Trust therefore believes that the reference to the MSCI ACWI Small Cap Index provides an accurate and reasonable definition of “small-cap” and respectfully declines to make the requested change.

22.	Comment: Please consider revising the “Principal Investment Strategies” section of the Portfolio Summary with respect to the Portfolio’s forecasting models to be more reader-friendly, consistent with “plain English” principles as codified in Rule 421(d) under the Securities Act, and as described in SEC Release No. 33-7497. Specifically, please clarify the term “behavioral and fundamental factors” as used in the following sentence: “Their quantitative investment process begins with a proprietary investment-return forecasting model which blends behavioral and fundamental factors.”

Response: The Trust will revise the referenced disclosure as follows in Amendment No. 4 (new language denoted by underline and deletions by ~~strikethrough~~):

The portfolio managers seek to invest in equities which are benefiting from change not yet fully reflected in the market. Their quantitative investment process begins with a proprietary investment-return forecasting model which ~~blends behavioral and fundamental factors~~ combines behavioral factors (which seek to capitalize on human behavioral biases from financial analysts, company management and investors), with intrinsic and valuation factors (which are expected to provide tangible measures of a company’s true worth). The portfolio managers integrate this multi-factor approach with a proprietary risk model to form the basis of portfolio construction, with constraints at the individual security and industry level to manage exposures relative to the benchmark.

23.	Comment: The Staff notes that disclosure in the Portfolio Summary states that the Portfolio may invest in real estate investment trusts (“REITs”). If the Portfolio’s investments in REITs create exposure to sub-prime mortgages for the Portfolio, please revise the Portfolio’s “Principal Investment Strategies” and “Principal Risks” disclosure to include references to such exposure.

Response: The Trust confirms that the Portfolio currently does not have material exposure to sub-prime mortgages through its REIT investments. The Trust notes that exposure to the “Mortgage REIT” sub-industry through the Portfolio’s REIT investments is currently less than 1% for the Portfolio. Given that sub-prime mortgages are a sub-set of the “Mortgage REIT” sub-industry, the Portfolio’s exposure to sub-prime mortgages through REIT investments would also be less than 1% for the Portfolio.

Prior Related Performance Information

24.	Comment: Please confirm supplementally that Allianz Global Investors U.S. LLC (“AllianzGI U.S.”) maintains or has arranged to have maintained the data and other information required by Rule 204-2a16 under the Advisers Act of 1940.

Response: The Trust confirms that AllianzGI U.S. maintains or has arranged to have maintained the referenced data and information.

25.	Comment: Please review the disclosure in this section for conformity with the Nicholas-Applegate no-action letter (pub. avail. Aug. 6, 1996) (the “Nicholas-Applegate Letter”)[2] and make any necessary revisions.

Response: The Trust has reviewed the referenced disclosure and believes it is consistent the Nicholas-Applegate Letter.

26.	Comment: Please add the word “all” immediately preceding “the retail and institutional discretionary accounts” in the following sentence: “The following table sets forth historical performance information for the retail and institutional discretionary accounts managed by AllianzGI U.S. and its predecessor advisers, including AllianzGI that have substantially similar investment objectives, policies, strategies, risks and investment restrictions as the Portfolio (the “Composite”).”

Response: The requested change will be made in future Registration Statement filings.

27.	Comment: Please confirm supplementally that the “predecessor advisers” referenced in this section represent the same adviser which currently manages the Portfolio.

Response: References to predecessor advisers denote entities that have been merged with or into AllianzGI U.S. References to affiliates denote wholly-owned subsidiaries of Allianz SE with which AllianzGI U.S. maintains “participating affiliate” arrangements with respect to management of the relevant strategies.

28.	Comment: The Staff notes that the current disclosure states: “For GIPS purposes, AllianzGI U.S. is defined and held out to the public as the investment management and advisory services provided by AllianzGI U.S. and its SEC-registered investment adviser subsidiary NFJ Investment Group LLC; excluding (1) administrative and/or sub-adviser oversight services, and (2) separately managed account (wrap) services. AllianzGI U.S.’s list of composite descriptions, as well as information regarding its policies for valuing portfolios, calculating performance, and preparing compliant presentations, are available upon request.” Please delete this disclosure or clarify supplementally the reason for its inclusion.

[2]	Nicholas-Applegate Mutual Funds and Nicholas-Applegate Capital Management SEC Staff No-Action Letter (August 6, 1996).

Response: The Trust notes that the referenced disclosure is required by Section 4.A.11 of the Global Investment Performance Standards (“GIPS”),3 which states that: “Firms must disclose that the Firm’s list of Composite Descriptions is available upon request” and by Section 4.A.12 of GIPS, which states: “Firms must disclose that policies for valuing Portfolios, calculating performance and preparing Compliant Presentations are available upon request.” Additionally, the Trust believes that the sentence referenced by the Staff is helpful to investors, as it provides direction as to how an investor may obtain additional information regarding the composite performance presented in this section.

29.	Comment: Please revise the disclosure to indicate that “net of fees” returns are net of all actual fees.

Response: The Trust has reviewed the Staff’s guidance in the Nicholas-Applegate Letter with respect to “net of fees” disclosure and believes the existing calculation, presentation and description of composite performance is consistent with the Staff’s guidance in that the information is not incomplete, inaccurate, or misleading and does not impede understanding of required information. The Trust notes further that composite included in this section may contain separately managed and other institutional accounts that do not involve the same types of fees and expenses (e.g., custody expenses, sales loads and distribution fees, among others), as do the corresponding Portfolio, and, instead, involve only an advisory fee paid to AllianzGI U.S. Thus, the Trust respectfully declines to make changes to the “net of fees” performance presentation in response to this comment.

30.	Comment: The Staff notes that the definition of the term “Composite” in this section refers to only two accounts. Please consider using a term other than “Composite” in this section, as the term is potentially misleading.

Response: GIPS defines a “Composite” as: “an aggregation of one or more portfolios managed according to a similar investment mandate, objective, or strategy and is the primary vehicle for presenting performance to prospective clients.”4 Because an aggregation of two accounts would fall within the definition of a “Composite” under GIPS standards, the Trust believes the its current disclosure is helpful to investors and not misleading and declines to make the requested change.

[3]	Global Investment Performance Standards, as adopted by the GIPS Executive Committee on January 29, 2010, CFA Institute (Jan. 29, 2010), available at: http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2010.n5.1.
[4]	See GIPS Guidance Statement on Composite Definition, CFA Institute (Sept. 28, 2010), available at: http://www.gipsstandards.org/standards/Documents/Guidance/gs_composite_definition_clean.pdf?PageName=searchresults&ResultsPage=1.

31.	Comment: Please revise the disclosure to explain the meaning of the terms “time-weighted” and “asset-weighting” as used in this section, or explain supplementally why the referenced disclosure is appropriate.

Response: GIPS defines a “Time-Weighted Rate of Return” as: “A method of calculating period-by-period returns that negates the effects of External Cash Flows.”5 According to the GIPS Guidance Statement on Calculation Methodology,6 GIPS requires a time-weighted rate of return because “it removes the effects of external cash flows, which are generally client-driven. Therefore, a time-weighted rate of return best reflects the firm’s ability to manage the portfolios according to a specified mandate, objective, or strategy, and is the basis for the comparability of composite returns among firms on a global basis.”

“Asset-weighting” is a method of calculating a single, weighted-average composite return that incorporates the returns of the individual component-portfolios of the composite, weighted according each component-portfolio’s size as a percentage of the total composite’s size. In contrast to an “equal-weighted approach,” which applies equal weight to each component-portfolio’s return regardless of its size, asset-weighting accounts adjusts for the differences in size among the component-portfolios and is required by GIPS.

32.	Comment: Please revise the disclosure to explain the meaning of the phrase “geometrically linking” as used in this section, or explain supplementally why the referenced disclosure is appropriate.

Response: The Trust notes that “geometric linking of the periodic composite returns” is a calculation methodology endorsed by GIPS.7 The GIPS Guidance Statement on Calculation Methodology states that “[t]o calculate the composite return over more than one period or sub-period, the composite return over the total period is calculated by geometrically linking the individual composite periodic returns” using a specified formula. The Trust therefore believes that the referenced disclosure is helpful to investors, GIPS-compliant and an appropriate method of calculating returns.

33.	Comment: Please revise disclosure which refers to institutional accounts that are included in the Composite (if any) to the extent such disclosure does not apply to the Portfolio’s performance presentation.

Response: The requested change will be made in future Registration Statement filings.

[5]	Global Investment Performance Standards, as adopted by the GIPS Executive Committee on January 29, 2010, CFA Institute (Jan. 29, 2010), available at: http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2010.n5.1.
[6]	See Introduction to GIPS Guidance Statement on Calculation Methodology, CFA Institute (Sept. 28, 2010), available at: http://www.gipsstandards.org/standards/Documents/Guidance/gs_calculation_methodology_clean.pdf.
[7]	See Id.

34.	Comment: Please consider revising the caption in the prior performance table to either remove the name of the Portfolio or to state that the table shows prior performance of similar accounts “relating to” the Portfolio.

Response: The requested change will be made in future Registration Statement filings to state that the table shows prior performance of similar accounts “relating to” the Portfolio.

AllianzGI Advanced Core Bond Portfolio (for purposes of the following Comments and Responses, the “Portfolio”)

Principal Investment Strategies and Principal Risks

35.	Comment: Please explain supplementally why the Portfolio does not specify any requirements or limitations with respect to portfolio maturity in the “Principal Investment Strategies” section of the Portfolio Summary and the corresponding disclosure in the “Principal Investments and Strategies of the Portfolio.”

Response: The Portfolio does not maintain any requirements with respect to maturity. Instead, as disclosed in the Private Placement Memorandum, the Portfolio seeks to maintain an average portfolio duration within three years above or below that of its benchmark.

36.	Comment: The Staff notes that Non-U.S. Investment Risk is a principal risk of the Portfolio. If the Portfolio’s investments in any particular country subject the Portfolio to any unique risks, please revise the Portfolio’s risk disclosure accordingly to disclose such country as well as all attendant risks associated with investments in that country.

Response: The Trust confirms that the Portfolio has no single country-specific exposure which merits stand-alone disclosure. The Trust respectfully submits the that current “Emerging Markets Risk” and “Non-U.S. Investment Risk” in the “Summary of Principal Risks” section of the PPM and the “Non-U.S. Securities” disclosure and “Emerging Market Securities” disclosure in the “Characteristics and Risks of Securities and Investment Techniques” section of the PPM are sufficiently specific with respect to the Portfolio’s investments in non-U.S. countries.

Characteristics and Risks of Securities and Investment Techniques

37.	Comment: Please explain supplementally why the sub-sections titled “Common Stocks and Other Equity Securities” and “Equity-Related Instruments” are relevant to the Portfolio, given its principal investments in bonds and other fixed income securities, or, in the alternative, please remove such section if it is not necessary.

Response: The Trust respectfully submits that its current disclosure regarding common stocks and other equity securities and equity-related instruments appropriately belongs in the “Characteristics and Risks of Securities and Investment Techniques” section of the PPM, which includes disclosure regarding “characteristics and risks of additional securities and investment techniques that are not necessarily principal investment strategies but may be used by the Portfolio from time to time.” For example, the risk of investing in equity securities may be relevant to the Portfolio through its investment in a convertible bond.

38.	Comment: Please move the disclosure in the sub-section titled “Defensive Strategies” to the Portfolio’s Item 9 disclosure.

Response: The Trust respectfully submits that the current location of the disclosure regarding defensive strategies is appropriate and compliant with Form N-1A. The Trust notes that the Portfolio’s Item 9 disclosure already contains the following disclosure: “In response to adverse market, economic, political or other conditions, the Portfolio may deviate from its principal strategies by making temporary investments of some or all of its assets in high-quality fixed income securities, cash and cash equivalents. The Portfolio may not achieve its investment objective when it does so.” The Trust believes the additional information included in the “Defensive Strategies” section of the “Characteristics and Risks of Securities and Investment Techniques” section of the PPM acts as a glossary of additional information regarding the instruments described in response to Item 9 and is helpful to investors. Therefore, the Trust intends to keep the referenced disclosure in its current location.

39.	Comment: Please move the disclosure in the sub-sections titled “Loans of Portfolio Securities” and “Short Sales” to the Portfolio’s Item 9 disclosure.

Response: The Trust respectfully submits that the current location of the disclosure regarding loans of portfolio securities and short sales are appropriate and consistent with the requirements of Form N-1A. The Trust believes the information included in the “Loans of Portfolio Securities” and “Short Sales” sections of the PPM do not describe the investment objectives, principal investment strategies or related risks particular to the Portfolio described in the PPM, and therefore, are not responsive to Item 9, which requires a description of the Portfolio’s investment objectives and how the Portfolio intends to achieve its investment objectives. Instead, the referenced disclosures describe the characteristics and risks of an additional investment technique which is not a principal investment strategy but may be used by the Portfolio from time to time. Therefore, the Trust intends to keep the referenced disclosure in its current location.

AllianzGI Discovery U.S. Portfolio (for purposes of the following Comments and Responses, the “Portfolio”)

Principal Investment Strategies and Principal Risks

40.	Comment: Please revise the disclosure to provide a definition for the term “U.S. Equity holdings.”

Response: The Trust confirms that the word “Equity” was inadvertently capitalized in the Portfolio’s PPM and was not meant to be a defined term. The language will be changed to “U.S. equity holdings” in future Registration Statement filings.

41.	Comment: The Staff notes that the Portfolio’s Principal Investment Strategies indicates that the Portfolio may utilize “foreign currency exchange contracts, options, stock index futures contracts and other derivative instruments.” Please specify what “other” derivative instruments the Portfolio may use a principal investment strategy.

Response: The Trust respectfully submits that its current disclosure with respect to the types of derivative instruments the Portfolio may utilize is sufficient and helpful to investors. The Portfolio retains some flexibility as to the specific derivative instruments it may utilize in the future. The Trust believes that the above-referenced language provides helpful color to investors as to the nature and extent of the types of derivatives that have historically been used by the Portfolio. Therefore, the Trust declines to make the requested change.

42.	Comment: The Staff notes that “Underlying Fund and Other Acquired Funds Risk” is included in the Portfolio Summary as a principal risk, yet the Portfolio Summary includes no corresponding strategy disclosure specifically addressing investments in Other Acquired Funds (as defined in the PPM). Please add language to the Portfolio’s principal investment strategy disclosure regarding its investments in Other Acquired Funds, or modify the referenced risk language.

Response: The Trust has reviewed the referenced disclosure and notes that the referenced disclosure is also used in the individual PPMs for each series of the Trust and for the prospectuses of other open-end mutual funds in the same fund complex as the Trust (some of which invest in Other Acquired Funds as a principal investment strategy and which contain related principal investment strategy language). Further, the Trust notes that the Portfolio discloses in its Principal Investment Strategies that the Portfolio may take long and short positions in ETFs, which are included in the PPM’s definition of Other Acquired Funds. Therefore, the Trust believes that the referenced disclosure is accurate and helpful to investors and declines to make the requested change.

43.	Comment: Please explain supplementally why the BofA Merrill Lynch 3-Month US Treasury Bill Index is an appropriate broad-based securities market index for the Portfolio to use as a point of comparison in the Average Annual Total Returns table in the “Performance Information” section of the Portfolio summary in compliance with Item 4(b)(2)(iii) of Form N-1A.

Response: The Trust believes the BofA Merrill Lynch 3-Month US Treasury Bill Index is an appropriate broad-based market index for the Portfolio because it is a well-known, widely published, industry-standard benchmark which tracks the performance of the 3-month U.S. Treasury Market. The Trust notes that Form N-1A defines an “appropriate broad-based securities market index” as one that is administered by an organization that is not an affiliated person of the Portfolio, its investment adviser, or principal underwriter, unless the index is widely recognized and used. The Trust believes that the BofA Merrill Lynch 3-Month US Treasury Bill Index fits this definition.

44.	Comment: The Staff notes that disclosure in the Portfolio Summary states that the Portfolio will invest primarily in “equity securities and equity-related instruments.” Please describe “equity-related instruments” in more detail in the Portfolio’s Item 9 disclosure.

Response: The following language will be added to the Portfolio’s Item 9 disclosure in future Registration Statement filings:

“Equity-related instruments are securities and other instruments, including derivatives such as equity-linked securities, whose investment results are intended to correspond generally to the performance of one or more specified equity securities or of a specified equity index or analogous ‘basket’ of equity securities.”

SAI Comments

45.	Comment: Please confirm that the page numbers in the Table of Contents match the correct page number in the SAI.

Response: The Trust confirms that the page numbers in the Table of Contents match the correct page number in the SAI.

46.	Comment: Please move the following disclosure in the section of the SAI titled “Investment Objectives and Policies—Short Sales” to the Portfolio Summary in the AllianzGI Discovery U.S. Portfolio’s PPM to the extent that it describes a principal investment strategy of the Portfolio:

The AllianzGI Discovery U.S. Portfolio may enter into loan agreements in order to effect the borrowing of securities that the portfolio managers wish to sell short. Under such loan agreements, the Portfolio may utilize various ways of collateralizing its obligation to return the borrowed securities, including by pledging securities held in the Portfolio’s custodial account, or by delivering cash or cash equivalents to the counterparty of the loan agreement. These loan agreements may provide that, at the option of the Portfolio, settlement may be made by delivery of cash equal to the difference between (a) the sum of (i) the market value of the securities sold short at the time the loan agreement is closed out and (ii) transaction costs associated with the acquisition in the market by the loan agreement counterparty of the securities sold short and (b) the repurchase price specified in the loan agreement. Because that cash amount represents the fund’s maximum loss in the event of the insolvency of the counterparty, the

Portfolio will, except where the local market practice for foreign securities to be sold short requires payment prior to delivery of such securities, treat such estimated amount, rather than the full notional amount of the loan agreement, as its “investment” in securities of the counterparty for purposes of all applicable investment restrictions, including its fundamental policy with respect to diversification.

Response: The Trust has reviewed the referenced disclosure and notes that the referenced disclosure is intended to describe the mechanics of the Portfolio’s trading practices with respect to certain loan agreements relating to the Portfolio’s short selling practices under the Portfolio’s enhanced custody model. The Trust confirms that the referenced disclosure does not describe the Portfolio’s principal investment strategies and therefore respectfully submits that the current placement of the disclosure is appropriate.

47.	Comment: The Staff notes that disclosure in the section titled “Investment Practices, Policies, Strategies and Risks–Mortgage-Related and Asset-Backed Securities–Mortgage Pass-Through Securities” currently states: “In the case of privately issued mortgage-related securities, the Portfolios take the position that mortgage-related securities do not represent interests in any particular ‘industry’ or group of industries.” Please consider revising this disclosure in light of the Staff’s position that, for purposes of a fund’s fundamental policy on industry concentration, privately issued mortgage-related securities represent an investment in an industry or group of related industries.

Response: The Trust respectfully submits that its current concentration policy and related disclosure are consistent with Section 8(b)(1) of the 1940 Act and the rules and other Commission guidance thereunder. Section 8(b)(1) requires a fund to state in its registration statement, among other things, whether it reserves the freedom to concentrate investments in a particular industry or group of industries (a “concentration policy”). If such freedom is reserved, Section 8(b)(1) requires the fund to include a statement briefly indicating, insofar as is practicable, the extent to which the fund intends to concentrate its investments.

Neither the 1940 Act nor Form N-1A specifies how to define an “industry” for purposes of a fund’s concentration policy under Section 8(b)(1). Former Guide 19 to Form N-1A, which was repealed in 1998, provided that a fund may select its own industry classification; however, such classification must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different. In the SEC No-Action Letters issued to Morgan Stanley Securities Trust and BlackRock Multi-Sector Income Trust, each dated July 8, 2013, the Commission stated that Section 8(b)(1) allows funds “some discretion” to implement a concentration policy and states that “a fund must clearly and precisely describe, with as much specificity as is practicable, the circumstances under which the fund intends to concentrate its investments.”8

[8]	Quoted language can be found in each of Morgan Stanley Securities Trust SEC No-Action Letter (Jul. 8, 2013); and BlackRock Multi-Sector Income Trust SEC No-Action Letter (Jul. 8, 2013).

The Trust believes that if it were to treat privately issued mortgage-related securities as a single industry or group of industries, such grouping would be overly broad and would encompass companies with materially different economic characteristics. The Trust believes that its disclosed position regarding the treatment of privately issued mortgage-related securities for purposes of a Portfolio’s industry concentration policy is therefore reasonable and appropriate and respectfully decline to revise the disclosure relating to privately issued mortgage-related securities.

48.	Comment: In the “Investment Restrictions—Other Information Regarding Investment Restrictions and Policies” section, please confirm supplementally that restrictions on borrowings are not limited to the time of investment.

Response: The Trust confirms that it continues to monitor the Portfolio’s borrowings to confirm that such borrowings are in compliance with the Portfolio’s policies with respect to restrictions on borrowings. If the Trust determines that market movement has caused the Portfolio’s borrowings to move outside of its restrictions on borrowings, the Trust will take appropriate actions to make any necessary changes to the Portfolio’s borrowings.

49.	Comment: In the section titled “Investment Restrictions—Other Information Regarding Investment Restrictions and Policies,” please revise the following disclosure: “For purposes of determining compliance with its Rule 35d-1 policy, a Portfolio may account for a derivative position by reference to either its market value or notional value, depending on the circumstances.” This disclosure is inconsistent with the Staff’s position, which is that a derivative must be valued at market value if it will count towards a Portfolio’s Rule 35d-1 policy.

Response: The Trust respectfully declines to alter or remove the referenced disclosure. As noted above in response to Comment 6, for purposes of determining compliance with its Rule 35d-1 Policy, a Portfolio may account for a derivative position by reference to either its market value or notional value, depending on the circumstances. In many instances, a Portfolio will count only the market value of a derivative instrument toward its Rule 35d-1 Policy. However, consistent with the purposes of Rule 35d-1, the Trust reserves the flexibility to use a derivative contract’s notional value when it believes notional value is the best measure of the economic exposure the derivatives contract provides to investments that are consistent with the Portfolio’s name. For example, a portfolio with the word “bond” in its name might appropriately use the notional value of a long position in a bond futures contract for purposes of measuring the fund’s compliance with its Rule 35d-1 Policy. This is because the potential performance impact of holding a long position in a bond futures contract would be viewed as significantly linked to its notional value, substantially more so than to its market value. The Trust notes that rigid use of the market values of derivatives contracts for Rule 35d-1 purposes, without regard to economic exposure, would not only serve to prevent funds with appropriate economic exposure to a given type of investment from satisfying their Rule 35d-1 Policies, it would also permit funds with economic exposures very different from their names to comply with their Rule 35d-1 Policies. For example, a portfolio with “equity” in its name that invests 90% of its assets in equities, but hedges out all of its equity exposure with index futures (but uses a market-value test with respect to those futures), would satisfy its Rule 35d-1 Policy notwithstanding that it had practically no economic exposure to equity investments.

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Tandy Representation

On behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

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Please do not hesitate to call me (at 415-315-2344) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Justin Hebenstreit

Justin Hebenstreit, Esq.

cc:	Julian Sluyters

Thomas J. Fuccillo, Esq.

Debra Rubano, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.

Sarah H. McLaughlin, Esq.